UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

MILLER INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

600551 10 5
(CUSIP Number)

William G. Miller 5025 Harrington Road Alpharetta, Georgia 30022 (770) 988-0797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 pages)

CUSIP No. 600551 10 5	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM G. MILLER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,626,056(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,626,056(1)
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,626,056(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.52%(2)
14	TYPE OF REPORTING PERSON: IN

(1)
Includes: (i) 109,288 shares held by the Miller Family Foundation, Inc., a Georgia non-profit corporation of which Mr. Miller is the sole director; (ii) 2,800 shares held by Mr. Miller’s minor son; and (iii) 109,899 shares received in a distribution by Harbourside Investments, LLLP, a Georgia limited liability limited partnership of which Mr. Miller is both the sole general partner and a limited partner, to its partners.

(2)	Based on 11,196,876 shares of common stock outstanding at April 29, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

CUSIP No. 600551 10 5	13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS: HARBOURSIDE INVESTMENTS, LLLP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-0420267
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: STATE OF GEORGIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: NONE (1)
	8	SHARED VOTING POWER: NONE (1)
	9	SOLE DISPOSITIVE POWER: NONE (1)
	10	SHARED DISPOSITIVE POWER: NONE (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: NONE (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
14	TYPE OF REPORTING PERSON: PN

(1)
As of May 31, 2005, Harbourside Investments, LLLP had sold or otherwise distributed all of its shares of the Issuer’s common stock to its partners. As a result, Harbourside no longer owns any shares of the Issuer’s common stock.

CUSIP No. 600551 10 5	13D	Page 4 of 5 Pages

EXPLANATORY NOTES

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the statement on Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003, and was amended by those statements on Schedule 13D/A filed with the Commission on January 28, 2004, February 17, 2004 and March 21, 2005 (collectively, the “Statement”), with respect to the common stock, par value $.01 per share, of Miller Industries, Inc. (the “Issuer”).

This Amendment No. 4 is being filed to report the following:

1.
On May 31, 2005, Harbourside Investments, LLLP (the “Partnership”) distributed all of its shares of the Issuer’s common stock, and as a result, no longer beneficially owns any shares of the Issuer’s common stock.

2.
In connection with the distribution of shares by the Partnership, William G. Miller, the sole general partner and also a limited partner of the Partnership, became the direct beneficial owner of 109,899 shares of the Issuer’s common stock. These shares, and all of the other shares of the Issuer’s common stock formerly held by the Partnership, were previously reported as being owned indirectly by Mr. Miller.

This Amendment No. 4 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

(c) On May 31, 2005, the Partnership distributed all of its remaining shares of the Issuer’s common stock to its partners. In connection with the distribution of shares by the Partnership, as the general partner and a limited partner of the Partnership, Mr. Miller became the direct beneficial owner of 109,899 shares of the Issuer’s common stock. These shares, and all of the other shares of the Issuer’s common stock formerly held by the Partnership, were previously reported as being owned indirectly by Mr. Miller.

(d) Not applicable.

(e) As of May 31, 2005, the Partnership no longer beneficially owned any shares of the Issuer’s common stock.

CUSIP No. 600551 10 5	13D	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 31, 2005.

/s/ William G. Miller William G. Miller

HARBOURSIDE INVESTMENTS, LLLP

By:	/s/ William G. Miller
William G. Miller General Partner